Exhibit 3.3  Text of Amendment to Section 4.1 of the Company’s Bylaws

Section 4.1 of the Bylaws is amended to read in its entirety as follows:

“4.1.

Board of Directors.  The business and affairs of the corporation shall be managed by a board of at least one (1) but not more than nine (9) directors.  Directors need not be shareholders of the corporation or residents of the State of Nevada and shall be elected at the annual meeting of shareholders or some adjournment thereof.  Directors shall hold office until the next succeeding annual meeting of the shareholders and until their successors shall have been elected and shall qualify. The Board of Directors may increase or decrease the number of directors then serving on the Board of Directors by resolution.”